For Immediate Release

PASW, INC.

Thousand Oaks, Ca.- March 29, 2001 – PASW, Inc. (NASDAQ: PASW) today announced that the Company, Glenn P. Russell and Simmons Energy Services Inc. ("Simmons") have entered into a definitive combination agreement for the previously announced reverse take over of the Company by Simmons.

Under the terms of the combination agreement, the acquisition will be accomplished in two stages, with the first stage being the issuance of 1,017,276 shares of Series C Preferred Shares of PASW to Walter Dawson and Victor Redekop, who are principals in Simmons. Mr. Dawson and Mr. Redekop will pay for the Series C Preferred Shares by assigning to PASW their rights to approximately $3.6 million owed to them individually by Simmons. Consummation of this first stage of the combination is expected in the near future, subject to certain regulatory approvals and other conditions. Simultaneous with consummation of this first stage of the transaction, both Mr. Dawson and Mr. Redekop are expected to join the Board of Directors of PASW, which will then have five members.

The second stage of the combination includes the reverse-split of PASW shares on a one for four share basis, the issuance of 10,687,502 shares of PASW Common Stock to the stockholders of Simmons, the conversion of the 1,017,276 shares of PASW Series C Preferred Stock issued in the first stage into an equal number of shares of Common Stock, and the transfer of the Simmons assets to PASW. Consummation of the second stage of the combination is subject to a number of terms and conditions, including approval by the shareholders of PASW and the continued listing of PASW Common Stock on the NASDAQ SmallCap Market.

Shareholders of PASW will be asked to vote on and approve this transaction at a meeting that is expected to be held in June. Glenn Russell, a major shareholder, has entered into an agreement to vote his shares, representing approximately 66% of the voting common stock of PASW, in favor of the transaction. PASW shareholders will be asked to approve, among other things, the reverse-split of PASW shares on a one for four share basis, the issuance of 10,687,502 common shares for the acquisition of Simmons and the conversion of 1,017,276 shares of Series C Preferred Shares into a equal number of common shares.

Mr. Dawson, Chairman of Simmons, brings a wealth of experience to the Company. Mr. Dawson was the founder and Executive Chairman of Bonus Resources Services Corp. (www.bonusgroup.com) until his resignation as a director earlier this year. After Mr. Dawson purchased control in 1993, Bonus entered the well servicing business through several acquisitions of independent service rig operators and is now a leader in the Canadian workover and drilling market with 245 rigs in Canada and Australia and annual revenues of Cdn. $233 million. Mr. Dawson also founded and served 19 years as President, Chief Executive Officer, and Director of Computalog Ltd., a wireline logging and perforating company which he started in 1972. Mr. Dawson expanded Computalog internationally and developed a research and development team that developed new state-of-the-art downhole equipment. Computalog became a public company in 1980 and was purchased by Precision Drilling for $200 million in 1999.

The Board of Directors also announced the repricing of the Company’s registered warrants (NASDAQ:PASWW). The exercise price of the warrants has been reduced from $7.50 to $4.00 per share provided that they are exercised on or before June 15, 2001. In addition to receiving one share of common stock, the warrant holders will receive a new warrant to purchase additional shares of common stock. For each two new warrants the holders will be able to purchase one share of common stock for $5.00 per share for a twelve-month period.

The Board of Directors also announced that it is seeking to raise up to a $16 million through a private placement of 4,000,000 units at $4.00 each. Each unit will consist of one share of Series A convertible preferred stock and one warrant. For each two warrants the holder will be able to purchase one share of common stock for $5.00 per share for a twelve-month period. Each share of Series A convertible preferred stock will automatically convert to common stock upon the effectiveness of a registration statement to be filed with the Securities and Exchange Commission within 90 days of the closing of the private placement. The proceeds of the private placement are intended to be used for the acquisition of a drilling, workover and trucking company in Venezuela and the purchase of additional drilling and workover rigs. There can be no assurance that the private placement can be consummated.

Walter Dawson, Chairman of Simmons stated that "while the past three years have been very difficult for oilfield services, the return of oil and gas prices to near record levels have resulted in a significant increase in drilling and workover activity. We believe that in the future oil producers will be more cautious in preventing the recurrence of events that led to the fall in oil and gas prices in the late 1990’s and that oilfield services can look forward to a period of steady growth."

Mr. Dawson continued "the North American and international drilling and workover business has experienced increased demand over the last 12 months. With experienced personnel in place, our initial fleet of 35 drilling and service rigs and additional acquisitions planned, we believe Simmons is well positioned to take advantage of this increased demand."

About Simmons: Simmons Energy Services provides drilling, workover and maintenance equipment to international companies involved in exploration and development of oil and gas reserves. Simmons currently has an operating base in Ecuador, and has agreements to acquire all of the international workover and drilling rigs and equipment, related personnel and contracts of Simmons Group Inc, along with all of the issued and outstanding shares of Simmons Drilling (Overseas) Limited, and Edeco Petroleum Services Limited. Operations will be conducted from offices in Indonesia, South America, North America, England, Eastern Europe and the Middle East. The completion of these acquisitions is a condition to the combination agreement and will provide Simmons with 19 drilling rigs and 16 workover rigs, over 700 employees and a base of operations that has been in the oilfield service business for almost 40 years.

Simmons services an international customer base of major oil companies and large independent producers. The various types of rigs operated by Simmons perform a variety of services, including drilling, workovers or well servicing. In addition to drilling and workover services, Simmons offers a range of additional services to the oil, gas and industrial sectors in the United Kingdom and in selected overseas markets through its Edeco subsidiary.

Drilling: Simmons operates under contract, to drill an oil or gas well to a customers specifications. The contracts are generally on a day work, footage or turnkey basis. The majority of Simmon's drilling is done for wells up to 15,000 ft. in depth with rigs of up to 1200 horse power.

Workover and Servicing: Upon completion of drilling a successful well, a service rig is used to complete the well for production. Along with the completion of a well, a workover rig is used to do remedial work for the life of a well and may be deployed to a site several times for maintenance or equipment changes. Workover rigs and equipment are also used to re-enter old wellbores where production has been bypassed or where horizontal drilling needs to be preformed to reach production.

Maintenance: Simmons operates equipment specialized in valve maintenance and inspection services which are used on offshore or high wellbore pressure environment. Maintenance increases as equipment ages and Simmon's services can often enhance the useful life of this expensive product.

Guidance: On a pro forma basis, Simmons achieved revenue and earnings before interest, income tax depreciation and amortization expense ("EBITDA") of $27 million and $2.8 million respectively in 2000. Utilizing our current base of 19 drilling rigs and 16 workover rigs and assuming steady oil and gas prices and strong oilfield service demand we believe that Simmons has the potential to realize revenues of up to $48.5 million and $54.6 million and EBITDA of up to $9.6 million and $11.3 million for the years ending December 31, 2001 and 2002, respectively.

If we are able to complete our private placement, the additional funds will be used to acquire a drilling and workover company in Venezuela and add additional rigs to our existing operating base, providing Simmons with the potential to realize revenues of up to $65 million and $87 million and EBITDA of up to $14 million and $20 million for the years ending December 31, 2001 and 2002, respectively. The expected results for 2001 assume that the proceeds from the private placement will be available by May 31, 2001. Any significant delay in the expected proceeds from the private placement would reduce the revenue and EBITDA expectations for 2001. There can be no assurance that the private placement can be consummated. There will be approximately 20 million shares outstanding on a fully diluted basis after the one for four reverse split and the reverse acquisition of Simmons, assuming the completion of the private placement and the exercise of outstanding warrants.

Statements in this news release that relate to matters that are not historical facts are "forward-looking statements" within the meaning of Section 27A of the Securities Exchange Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Future events and actual results may differ materially from the results set forth in or implied in the forward-looking statements. Factors that might cause such a difference include:

fluctuations in worldwide prices of oil and natural gas and demand for oil and natural gas;

fluctuations in levels of oil and gas exploration and development activities;

fluctuations in the demand for contract drilling and workover services;

the existence of competitors, technological changes and developments in the industry;

the existence of operating risks and hazards inherent in the contract drilling and workover industries, such as blowouts, oil spills, fires, adverse weather, natural disasters, injury to third parties, oil spills and other environmental damages;

the existence of regulatory uncertainties;

the risks associates with international operations, including the possibility of political instability in any of the countries in which we do business expropriation, nationalization, war, trade protection measures and economic currency exchange losses;

possible insufficient liquidity to meet the Company’s expansion plans;

the possibility of unexpected liabilities arising out of the Company’s non-Simmons legacy operations; and

general economic conditions.

Simmons business depends, to a large degree, on the level of spending by oil and gas companies for exploration, development and production activities. Therefore, a sustained increase or decrease in the price of oil or natural gas, which could have a material impact on exploration, development and production activities, could also materially affect our financial condition, results of operations and cash flow.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Contact: PASW Inc. William E. Sliney,

bill@pacificsw.com

805-492-6623

Simmons Energy Services Inc. Walter A. Dawson

dawsonw@telusplanet.net

403-264-7928